st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

RECEIVED
2004 OCT 21 A 11:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 October 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

04045674

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC"):

- New Issue Announcement
- St.George Bank October 2004 Roadshow Presentation

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

Michael Bowan
General Counsel and Secretary

10/21

RECEIVED
2004 OCT 21 A 11: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,060
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 September 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
513,788,050	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share
2	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 27/9/2004

Secretary

Print name: Rhonda Lee Quan

== == == == ==

+ See chapter 19 for defined terms.

St.George Bank

JPMorgan Conferences
New York and Edinburgh
October 2004

Gail Kelly
Managing Director

RECEIVED
2004 OCT 21 A 11:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

About St.George

Financial dimensions

Strategy

Going forward



St.George Bank – uniquely positioned



Assets of >A$240 Billion
ANZ
National
Westpac
CommonwealthBank
Assets of A$66 Billion
st.george
Assets of <A$40 Billion
Adelaide Bank
SUNCORP
Bendigo Bank
BankWest

Corporate profile

Jumber of
etail branches



Perth
Adelaide
109
Brisbane
Sydney
Canberra
Melbourne
Tasmania

	Market Share %
Residential Lending*^	9.3
Retail Deposits*	10.9
Middle Market^^	5.8

- 5th largest bank nationall
- 3rd largest bank in NSW and ACT**
- Largest bank in SA
- c.2.7m customers
- c.8000 employees
- 390 retail branches
- 16 business centres

*APRA derived June 2004. ^Includes securitised loans. ^^As at 31 March 20

Business mix - Segments

Contribution to earnings*

	Contribution to profit %
Retail Banking	49
Institutional and Business Banking	30
BankSA	13
Wealth Management	8
TOTAL	100

- Retail Banking includes products and distribution
- Institutional and Business Banking includes business banking and treasury
- BankSA is St.George's South Australian subsidiary and is a full service bank
- Wealth Management is responsible for funds under administration, management and advice

In a nutshell – who are we?

- Not one of the majors
- Big enough, yet small enough
- Passionate about people and about customer service
- Energetic, practical and focused on delivery
- Have the long term in mind

About St.George

Financial dimensions

Strategy

Going forward



Profit result

	1H 2004	FY 2003	FY 2002	FY 2001
	Mar	Sept	Sept	Sept
Profit before significant items	$354m	$606m	$505m	$376m
Earnings per share*	160.0¢	142.2¢	124.7¢	101.6¢
Return on equity*	21.6%	20.3%	19.5%	16.6%
Expense to income*	48.1%	49.6%	52.4%	53.6%
Dividend	60¢	95¢	80¢	65¢

Robust business volumes growth

	Mar 2004 $bn	Mar 2003 $bn	Change %	Market growth %
Total lending**	64.4	53.9	19.4	15.2^
Retail deposits	34.9	31.8	9.5	8.0^
Managed Funds	22.6	17.7	27.9	9.6*

^Source RBA Bulle

*Source ASSIRT – Total retail managed fun

Margin management remains a strength



%
Interest margin
3.0
2.8
2.6
2.4
2.2
2.0
2.74
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

Excellent credit quality

Non-accruals/Total receivables



%
1.0
0.8
0.6
0.4
0.2
0.0
0.39
0.11
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
SGB
Average of the 4 majors

- Asset quality across Group continues to be excellent
- Bad debts/average total receivables stable at 0.20%*

Effective cost management

St.George group expense to income ratio^



%
65
55
45
59.9
55.6
52.7
49.2
48.1
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04

- Pattern of high single digit revenue grow and low single digit cost growth
- Rolling program of efficiency initiatives

Step-change to dividend payout

Dividend per share


¢
65
55
45
35
25
31
34
38
42
45
50
60
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- Sustainable dividend payout
- Dividends fully franked
- Dividend reinvestment plan continues

About St.George

Financial dimensions

Strategy

Going forward



Strategic framework

- Low risk
- Organic growth
- Focused on doing more with existing customers
- Using strengths to drive new growth
- Building sales and service capabilities
- Optimising cost structure
- People are the key

Delivering on our priorities

- Customer service – Integrated program of work underway
- Home loans – Improved business outcomes
- Middle market – Continued high quality growth
- Wealth management – Delivering superior performance
- Productivity management – Disciplines embedded
- Team – Stable, high quality and aligned
- Victoria – Targeted growth strategy underway

Customer service – Our framework

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Compelling place to work

- An inspiring vision
- Right people, right roles
- Empowered workplace
- People who are passionate about the Group's brands
- Clear consistent communication

Compelling place to bank

- Targeted approach
- Compelling propositions
- Customers who stay and do more
- Customers who advocate St.George
- Differentiated positioning

Compelling place to invest

- Superior financial results over time
- Consistent, superior growth profile
- Self sustaining platform

Customer service

Integrated Sales and Service program



People – Structural realignment
People – Development
Retail operations
ISS processes
Tracking and reporting
The customer
Property
People – Rewards and recognition
Financial reporting
Service standards

- Rolled out across the Group
- Simple and consistent framework
- Encompassing targets, outcomes, measurements and rewards
- Supported by training and coaching
- Putting the customer at the centre
- Empowering our people

Home loans: Driving profitable growth

Residential receivables



19.4%*
$bn
50
40
30
Sep-02
Mar-03
Sep-03
Mar-04

- Run-off rate continues to slow – 19.6% 1H04 compared to 21.9% FYC
- Proportion of broker sourced loans fo FY04 expected at c.43%
- Increased focus on non-core domesti geographies
- Active product mix management
- On track to at least meet system growth in 2H04

Home loans: Managing the risks

Market Risk	Our Response
Softening Housing Market	Increase focus on retention New approach to sales management
Margin Pressure	Continued management focus Product innovation and mix
Credit Quality	Track record Prudent policies
Increasing levels of competition	Broker relationship management St.George brand Focus on service delivery

Middle Market – A prioritised segment



$1m+ loans
$250 - $1m loans
<$250k loans
Middle Market
Business Customers
Enterprise

- Market leading service model
- Complete product and service offering
- High level of customer loyalty and retention
- Focused around 6 key industries
- Increasing brand awareness

Middle market: High quality growth



Total middle market receivables
bn
2
0
8
6
26.9%*
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04



Impaired assets/ total middle market receivables
%
0.8
0.6
0.4
0.2
0.0
0.19%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- 69% of new business sourced from existing customers
- 87% of new business sourced from 6 target industries
- Growth and margins maintained despite increased competition

Middle Market
Strengthening customer relationships



%
Relationship management
100
75
50
25
0
68
83
67
87
68
83
19
2
Satifaction with Relationship Manager
Willingness to recommend
Propensity to acquire next product
Expected churn
Average of Majors
St.George

- Relationship Management – 'our success is built on our customer's success'
- Deep understanding of success drivers within our customers' businesses
- Significant investment in our staff
- Development of mutual goals and business plans with top 500 customers

Wealth Management


Wealth Management
SEALCORP
Product Management
Customer Wealth

SEALCORP
- ASGARD
- E-wrap
- Corporate Super
- Dealer services
- Individually managed accounts

Product Management
- Margin Lending
- Advance Asset Management
- Insurance

Customer Wealth
- Private Bank
- Gold
- Financial Advisers

- A clean and focused value creating portfolio
- Solid earnings and strong operating achievements
- Broadening distribution organically
- Well positioned in the value chain to grow
- Ongoing investment in product and service propositions
- Strong risk management and compliance culture

Wealth Management: A growth business

Funds under administration


30%
bn
7
5
3
1
9
10.1
11.0
12.9
12.4
12.7
14.3
16.6
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- Mastertrust experiencing steady growth and stable margins
- Wrap funds under administration $2bn*
- ASGARD Wrap account awarded Wrap account of the year^
- ASGARD ranked in the top three for funds flows**

*To 31 August 20
^Personal Investor and Asset Magazine Awar

Continuous productivity management

Group

- Rigorous financial analysis
- Cross-divisional investment review
- Disciplined planning process and forecasting regime

Front office

- Process simplification increasing capacity by equivalent of 150 staff
- Call centre redesign delivering increased productivity and service

Back office

- Mortgage services project delivering service and cost benefits

Infrastructure and corporate service

- Eliminating duplicative systems
- Achieving procurement and property efficiencies
- Driving internal charging disciplines

Executive Team
Aligned, stable and strong on execution



St.George Bank Ltd
Gail Kelly
Managing Director
Personal Customers
Andrew Thorburn
Wealth Management
Paul Fegan
Institutional and Business Bank
Greg Bartlett
BankSA
Rob Chapman
Strategy
Peter Clare
Information Technology
John Loebenstein
Customer Service
Luke Bunbury
Human Resources
Brett Wright
Finance and Ris
Steve McKerihan